12g3-2(b) file number: 82-34841



ANTISENSE THERAPEUTICS



18 February 2005



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL



Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and also copies of documents lodged with the Australian Securities and Investment Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
17 February 2005	ASX	Half Year Report (Reviewed) 31 December 2004	19
18 February 2005	ASX	Antisense Therapeutics – US Presentations	21
18 February 2005	ASIC	Form 7051 – Half Yearly Reports	15

Yours sincerely

N. Korchev

Natalie Korchev
Company Secretary

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

Encls.

[SEC announcement 18 Feb 05.doc]


ANTISENSE THERAPEUTICS

17 February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 25 2005
WASH, D.C.
202
SECTION

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: **HALF-YEAR REPORT (REVIEWED)**
31 December 2004



In accordance with Listing Rule 4.2A we enclose the Half-Year Report (Appendix 4D) (reviewed) on the results of Antisense Therapeutics Limited ('Antisense Therapeutics') for the half-year ended 31 December 2004.

Results

The Directors report a loss of $3,620,714 (2003: $1,626,940). The loss is after fully expensing all research and development costs.

The loss during the current reporting period reflects an increase in research and development expenditure compared to the half-year ended 31 December 2003. This increase in research and development activity is associated with the successful progress of the Company's lead compounds ATL1102 and ATL1101 into human clinical trials with the preparation for, and conduct of, the Phase IIa trial of ATL1102 and the Proof of Concept clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior half-year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

Antisense Therapeutics has no borrowings and has cash and bank term deposits as at 16 February 2005 amounting to $10 million.

Key Highlights

(To be read in conjunction with the Directors' Report which contains a detailed report on the company's operations as contained in the Half-Year Report attached)

The company reported substantial progress in its Research and Development activities over the period under review with a focus on meeting the key project milestones for its lead compounds, ATL1102 and ATL1101. Major achievements included:

- Initiation of the Phase IIa clinical trial of ATL1102 in patients with multiple sclerosis.
- Approval for Proof of Concept clinical trial of ATL 1101 in patients with psoriasis.
- ATL1011 and ATL1102 clinical trials initiated on schedule.
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy.

Level 1, 10 Wallace Avenue Toorak Victoria 3142 Australia
Telephone: +61 (3) 9827 8999 Facsimile: +61 (3) 9827 1166
Antisense Therapeutics Limited ABN 41 095 060 745 www.antisense.com.au

- Establishment of a Level 1 ADR program in the US to facilitate US capital market investment in Antisense Therapeutics.

Further details regarding the progress of the company's operations are provided in the Directors' Report included in the Half-Year Report attached.

This letter and the attached Half-Year Report form part of this announcement to the Australian Stock Exchange Limited and should be read in conjunction with the company's Annual Report for the year ended 30 June 2004.

Yours faithfully
Antisense Therapeutics Limited

Mark Diamond
Managing Director

APPENDIX 4D

Half-Year Report

Name of entity:	**ANTISENSE THERAPEUTICS LIMITED**
ABN:	**41 095 060 745**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2004**
Previous Corresponding period:	HALF YEAR ENDED 31 DECEMBER 2003

INDEX

THIS HALF-YEAR REPORT IS TO BE READ IN CONJUNCTION WITH THE COMPANY'S 2004 ANNUAL REPORT

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Antisense Therapeutics Limited for the half-year ended 31 December 2004 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to half year to 31/12/03 %**		**Half year to 31/12/04 $**
Revenues from ordinary activities	Down	48%	to	489,126
Loss from ordinary activities after tax attributable to members	Up	123%	to	(3,620,714)
Loss for the period attributable to members	Up	123%	to	(3,620,714)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief Explanation of figures reported above:

Revenue for the prior half-year is higher than revenue for the half-year period ended 31 December 2004 as it reflects the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme.

The loss for the company for the half-year was $3,620,714 (2003: $1,626,940). The loss during the current reporting period reflects an increase in research and development expenditure compared to the half-year ended 31 December 2003. This increase in research and development activity is associated with the successful progress of the Company's lead compounds ATL1102 and ATL1101 into human clinical trials with the preparation for, and conduct of, the Phase IIa trial of ATL1102 and the Proof of Concept clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior half-year loss is also lower as it reflects the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme (as described above) and the receipt of the cash rebate in relation to the Research and Development Tax Concession.

For further details relating to the current period's results, refer to the Directors' Report contained within the Financial Report for the half-year ended 31 December 2004.



120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for Antisense Therapeutics Limited (the company) during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Antisense Therapeutics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Denis Thorn
Partner
Melbourne
17 February 2005

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

DIRECTORS' REPORT

The Board of Directors of Antisense Therapeutics Limited ("ATL" or "company") has pleasure in submitting its report in respect of the financial half-year ended 31 December 2004.

Directors

The names of the directors in office during or since the end of the half-year are:

Mr Robert W Moses (Chairman)
Mr Mark Diamond (Managing Director)
Dr Chris Belyea
Dr Stanley Crooke
Prof Graham Mitchell
Prof George Werther

Unless otherwise indicated, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activity of the company is to apply the best in antisense technology (by utilising industry alliances and the company's growing expertise in the field) to develop therapeutics for commercially important human conditions.

Auditor's Independence Declaration

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst & Young, the company's auditors.

Results and Review of Operations

During the period under review Antisense Therapeutics' major operational highlights were as follows:

- Initiation of Phase IIa clinical trial of ATL1102 in patients with multiple sclerosis;
- Approval for Proof of Concept clinical trial of ATL1101 in patients with psoriasis;
- ATL1011 and ATL1102 clinical trials initiated on schedule;
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy; and
- Establishment of a Level 1 ADR program in the US to facilitate US capital market investment in ANP.

Results

The loss for the company for the half-year was $3,620,714 (2003: $1,626,940). The loss is after fully expensing all research and development costs.

The loss during the current reporting period reflects an increase in research and development expenditure compared to the half-year ended 31 December 2003. This increase in research and development activity is associated with the successful progress of the Company's lead compounds ATL1102 and ATL1101 into human clinical trials with the preparation for, and conduct of, the Phase IIa trial of ATL1102 and the Proof of Concept

clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior half-year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

Review of Operations

Detailed below is an update on the progress of the Company's projects and overall operations for the half-year ended 31 December 2004.

Antisense Therapeutics Limited's 30 June 2004 annual report contains detailed background information relating to its operations including its research and development projects and collaboration partners/agreements and should be read in conjunction with this report.

Multiple Sclerosis (ATL1102) Project

ATL1102 is a second generation antisense inhibitor of an immune system protein called VLA-4. ATL1102 is designed to block the synthesis of this protein which is known to play a key role in the onset and progression of Multiple Sclerosis (MS).

In December 2004 the company initiated a Phase IIa clinical trial of its lead drug candidate ATL1102 in patients with MS. This follows the successful Phase I human trial completed in June 2004.

This Phase IIa trial has been designed to obtain preliminary results of the drugs effectiveness using magnetic resonance imaging (MRI) indices. MRI is a non-invasive technique which allows doctors to monitor the effects of drug therapy on the brain lesions of MS patients.

Approximately 80 patients with relapsing remitting MS will be enrolled into the study. They will receive either ATL1102 or placebo over eight weeks. ATL1102 will be delivered by subcutaneous injection on a twice weekly dosing schedule at a dose of 400mg per week. MRIs will be conducted at monthly intervals over the 8 week dosing period and at monthly intervals during the 8 week period following completion of dosing.

Outlook

Recruitment of patients for the trial is underway and the company expects that the treatment and patient monitoring stages of the trial will be complete by early 2006, assuming patient recruitment proceeds at the anticipated rate, with results due to be reported mid 2006.

Psoriasis (ATL1101) Project

ATL1101 is being developed as a topical cream and is designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis.

In November 2004, the Company announced that its application to conduct a "Proof of Concept" study of ATL1101 in patients suffering from psoriasis had been approved by the Institutional Review Board and the Ethics Committee of the Clinical Research Organisation contracted to conduct the study. Patient recruitment for the study is currently underway.

The Proof of Concept study will examine the effects of this topical cream applied once every two days over a one month period in 14 psoriasis patients with mild to moderate form of the disease.

The study is a double blinded, randomised, placebo controlled trial of two different drug concentrations or doses of ATL1101. The primary endpoint will be a clinical assessment of the treated psoriatic skin areas using a severity index score.

The Proof of Concept study will not replace the need for Phase 1, 2 and 3 clinical trials, but provides an early indication of a drug's effectiveness. If early indications of the drug's effectiveness are shown, the Company should have appropriate data to pursue potential early partnering opportunities.

The psoriasis study will be conducted in Adelaide and is supported by a Commonwealth Government R&D Start grant of $1.1 million.

Outlook
Results of the study are expected to be reported in the third quarter of 2005 assuming patient recruitment proceeds at the anticipated rate.

Product Development Pipeline
Antisense Therapeutics is focusing on projects that target growth and vision disorders and major inflammatory diseases.

The company has agreed a list of key research targets with its strategic partner, Isis Pharmaceuticals, and can during the research and development phase, select a certain number of those with the most potential to exclusively commercialise.

The company has reported important progress in the development of its R&D pipeline during the period under review.

ATL1102 for Asthma
In December 2004 the company reported that there have been encouraging results achieved in an animal model of asthma with the inhaled form of the ATL1102 compound targeting the VLA-4 molecule. The studies showed that delivery of the antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in the allergen sensitised mice, pointing to a potential new indication for ATL1102 as an inhaled treatment for asthma.

The data package that has been developed to date on ATL1102, including animal and human safety studies, together with these animal experiments would potentially provide the company, or a licensing partner, the opportunity to move quickly into testing ATL1102 as an inhaled drug in patients with asthma.

The company is actively following up these options including presenting the data to potential licensing partners.

ATL1103 for Acromegaly, Sight Disorders and Macular Degeneration
ATL1103, an antisense inhibitor of the growth hormone receptor, is being developed as a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (abnormal growth disorder of the organs, face, hands, feet), and sight disorders such as diabetic retinopathy and wet age-related macular degeneration.

The company is in the process of selecting an optimized human antisense lead for the clinical development of this compound. After the lead is selected, the Company plans to place orders for bulk quantities of the active pharmaceutical ingredient, to be formulated into injectable product for use in pre-clinical safety studies with its collaboration partner Isis Pharmaceuticals Inc.

New Laboratory Established
The Antisense Therapeutics Laboratory was established in July 2004 to support the company's ongoing research on its pipeline of new second generation antisense lead inhibitors. It is located at the Murdoch Childrens Research Institute, a founding partner of the company.

American Depositary Receipt (ADR) Program
During the period under review, the company announced its intention to establish a Level 1 American Depository Receipt (ADR) program, which was declared effective by the US Securities and Exchange Commission on 10 January 2005. This program will enable the purchase of Antisense Therapeutics shares by US investors. Under the program one ADR is equivalent to 20 ordinary shares of Antisense Therapeutics. This

initiative is a logical extension of the company's focus on its international development, and an appropriate vehicle to leverage the high awareness of and regard for antisense technology generally.

Importantly, this provides the company with the potential to broaden its investor base, particularly by offering access for those investors currently prohibited or limited in owning non-US securities and potentially increase the liquidity in Antisense Therapeutics shares traded by US resident investors. The company also expects the ADR program will help increase the visibility and profile of Antisense Therapeutics in the world's largest capital market.

Biotechnology Companies – Inherent Risks
Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this report for the period ended 31 December 2004.

For and on behalf of the Board:

Mark Diamond Director	Robert Moses Director

Melbourne
17 February 2005

Antisense Therapeutics Limited
ABN 41 095 060 745

Half-Year Financial Report for the half-year 31 December 2004

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Financial Position
Half-Year Ended 31 December 2004

	Note	December 2004 $	June 2004 $
Current Assets			
Cash assets		10,826,948	14,421,232
Receivables		67,680	222,129
Other		673,948	299,920
Total Current Assets		11,568,576	14,943,281
Non-Current Assets			
Plant and equipment		47,957	47,350
Intangible assets		2,521,750	3,160,500
Total Non-Current Assets		2,569,707	3,207,850
Total Assets		14,138,572	18,151,131
Current Liabilities			
Payables		579,092	879,636
Provisions		49,922	138,512
Total Current Liabilities		629,014	1,018,148
Total Liabilities		629,014	1,018,148
Net Assets		13,509,269	17,132,983
Equity			
Contributed equity	3	33,836,365	33,839,365
Reserves		725,885	725,885
Accumulated losses		(21,052,981)	(17,432,267)
Total Equity		13,509,269	17,132,983

The accompanying notes form an integral part of this statement of financial position.

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Financial Performance
Half-Year Ended 31 December 2004

	Note	31 December 2004 $	31 December 2003 $
Revenue from ordinary activities	2	489,126	941,987
Administrative expenses		(609,745)	(567,368)
Occupancy expenses		(51,752)	(25,615)
Patent expenses		(47,291)	(2,295)
Research and development expenses		(2,762,303)	(1,701,469)
Research and development expenses - amortisation of intellectual property		(638,750)	(644,000)
Loss from ordinary activities before income tax benefit		**(3,620,714)**	**(1,998,760)**
Income tax benefit relating to ordinary activities		-	371,820
Loss from ordinary activities after related income tax benefit		**(3,620,714)**	**(1,626,940)**
Net loss		**(3,620,714)**	**(1,626,940)**
Net loss attributable to members of Antisense Therapeutics Limited		**(3,620,714)**	**(1,626,940)**
Share issue costs		(3,969)	(271,899)
Total revenues, expenses and valuation adjustments attributable to members of Antisense Therapeutics Limited and recognised directly in equity		**(3,969)**	**(271,899)**
Total changes in equity other than those resulting from transactions with owners as owners		**(3,624,683)**	**(1,898,839)**
Basic earnings per share (cents per share)		(1.02)	(0.51)
Diluted earnings per share (cents per share)		(1.02)	(0.51)

The accompanying notes form an integral part of this statement of financial performance.

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Cash Flows
Half-Year Ended 31 December 2004

	31 December 2004 $	31 December 2003 $
Cash Flows from Operating Activities		
Payments to suppliers, employees and for research and development	(3,929,036)	(2,155,718)
R&D Start Grant received	34,959	702,570
Interest received	314,788	262,259
Income tax benefits received	-	371,974
Net cash flows used in operating activities	(3,579,289)	(818,915)
Cash Flows from Investing Activities		
Purchase of plant and equipment	(11,995)	(7,888)
Net cash flows used in investing activities	(11,995)	(7,888)
Cash Flows from Financing Activities		
Proceeds from issue of shares and options	968	10,396,380
Payment of share and option issue cost	(3,969)	(293,786)
Net cash flows from financing activities	(3,001)	10,102,594
Net increase / (decrease) in cash held	(3,594,285)	9,275,791
Add opening cash brought forward	14,421,231	6,545,567
Closing cash carried forward	10,826,946	15,821,358

The accompanying notes form an integral part of this statement of cash flows.

Notes to the Half-Year Financial Statements
31 December 2004

Note 1. Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Antisense Therapeutics Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Antisense Therapeutics Limited during the half-year ended 31 December 2004 in accordance with its continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The half-year financial report has been prepared in accordance with historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Going Concern Basis of Preparation

This financial report has been prepared on a going concern basis. In common with start-up biotechnology companies:

- the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken; and
- the going concern basis assumes that the existing cash reserves and future capital raisings will be sufficient to enable the company to successfully execute its existing and future plans.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation nor of the inability of the company to obtain adequate funding. The ability of the company to realise the carrying value of the intangible asset is subject to successful operation of the company's existing and future plans.

	31 December 2004 $	31 December 2003 $
Note 2. Revenues and Expenses from Ordinary Activities		
Revenues from ordinary activities:		
Interest from external parties	325,161	291,301
Start grant income	86,127	638,700
Foreign exchange gains/(losses):		
Realised	46,523	12,386
Unrealised	31,315	(400)
Total revenues from ordinary activities	**489,126**	**941,987**

Note 2. Revenues and Expenses from Ordinary Activities (continued)

	31 December 2004 $	31 December 2003 $
Expenses and Losses:		
Depreciation of:		
- Equipment and furniture	11,448	10,533
Operating lease rentals:		
Minimum lease payments	41,673	20,079
Amortisation of intangibles	638,750	644,000

Note 3. Contributed Equity

	6 months to 31 December 2004 $	12 months to 30 June 2004 $
Contributed equity at beginning of the period	33,839,365	23,714,504
Shares issued during the period (i)		10,396,000
Transaction costs arising on share issue	(3,969)	(271,899)
Options exercised during the period	968	760
Contributed equity at end of period	33,836,365	33,839,365

(a) Movement in Contributed Equity for the period:	No.	No.
Balance of number of shares at beginning of period	355,255,250	275,281,608
Shares issued during the period		79,969,842
Options exercised during the period	4,840	3,800
Balance of number of issued shares at end of period	355,260,090	355,255,250

Note 4. Subsequent Events

Subsequent to 31 December 2004, there has been no event that has significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in subsequent financial years.

Note 5. Segment Information

The consolidated entity operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

	31 December 2004 $	30 June 2004 $

Note 6. Contingent Liabilities & Contingent Assets

There were no contingent liabilities or contingent assets at 31 December 2004.

Note 7. Impact of Adopting AASB Equivalents to IASB Standards

Antisense Therapeutics Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to identify and assess the key areas that will be impacted by the transition to IFRS. These key areas have been prioritised based on likelihood of material impact. The Board of Directors is overseeing the progress of this transition to IFRS. Expert advice may be sought as required to assist the company in the interpretation of pending AASB's (Australian equivalents of IFRS).

As Antisense Therapeutics Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Antisense Therapeutics Limited prepares its first fully IFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Antisense Therapeutics Limited. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Share Based Payments

Under AASB 3 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity remuneration plans are unknown. Where future share based payments are issued however, it is likely that expenses will be recognised resulting in reduced profits in future periods.

Intangible Assets

Under AASB 138 Intangible Assets, intangible assets that do not meet the standard's recognition criteria are to be "derecognised" from the balance sheet. Once an intangible asset meets the standard's recognition criteria, it will only be subject to amortisation should it be determined to have a finite useful life.

Antisense Therapeutics Limited's intangible asset comprises intellectual property relating to certain rights granted to the company by Isis Pharmaceuticals Inc. and the Murdoch Childrens Research Institute upon listing of the company. Whilst this intangible asset meets the standard's recognition criteria and has been assessed has having a finite useful life, regular assessments of the asset's remaining useful life will need to be conducted to ensure its correct measurement.

Director's Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company:

  (i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the company; and
  (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne, 17 February 2005

OTHER INFORMATION

	Half-year to 31/12/04	Half-year to 31/12/03
NTA backing		
Net tangible asset backing per ordinary security	3.09cents	4.59 cents
Earnings per share		
Basic earnings per share (cents per share)	(1.02) cents	(0.51) cents
Diluted earnings per share (cents per share)	(1.02) cents	(0.51) cents

Status of review of accounts

This Appendix 4D is based on accounts which have been reviewed. The review report is included with the financial report.


ANTISENSE THERAPEUTICS

18 February 2005


SEC MAIL PROCESSING
RECEIVED
FEB 25 2005
WASH, D.C. 202 SECTION

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

ANTISENSE THERAPEUTICS – US PRESENTATIONS

Antisense Therapeutics this week will be presenting to various analysts/investor groups in the US. A copy of the company's presentation is attached.

The company will also be promoting its Level One American Depository Receipt (ADR) program which was launched last month. This ADR program facilitates the purchase of Antisense Therapeutics shares by US investors.

About ADRs
ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. ANP's mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. Its two most advanced projects target Multiple Sclerosis (ATL1102), and Psoriasis (ATL1101).

ANP plans to commercialise its pipeline via licensing/collaboration agreements with major biotechnology and pharmaceutical companies.

ANP's major shareholders include Circadian Technologies Limited (ASX: CIR), Isis Pharmaceuticals Inc (NASDAQ: ISIS) and Queensland Investment Corporation.

Contact Information:
Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Natalie Korchev +61 3 9827 8999



ANTISENSE THERAPEUTICS

ASX: **ANP**

OTC: **ATHJY**

February 2005

Antisense Therapeutics Ltd (ANP)

Listed on ASX Dec 2001 (ticker **ANP**)

Level 1 ADR Jan 2005 (ticker **ATHJY**)

Location

- Office: Toorak, Victoria, Australia
- Laboratory: Parkville, Victoria

No of employees: 11

Key Collaborations

- Isis Pharmaceuticals Inc., Carlsbad CA
- Murdoch Children's Research Institute (MCRI), Parkville, Vic



Antisense Therapeutics Ltd

- Total funds raised to date: $28.5M
- Market Capitalisation: A$44M (undiluted)
- Key Shareholders

•Circadian	20%
•Syngene	15% (42% Circadian)
•Isis	11%
•QIC	5%

- Cash reserves of $10M, no borrowings



ANP's Mission

Create, develop and commercialize novel antisense pharmaceuticals for large and/or niche unmet markets

- *Multiple Sclerosis (MS), Psoriasis, Acromegaly, Diabetic Retinopathy*

Select targets where our technology will provide clear competitive advantages



Business Strategy

- Leverage 14 years of Isis antisense technology development
- Fast track existing lead projects through pre-clinical and clinical development
  - *Outsourced to experienced contractors*
- Create pipeline of new antisense therapeutics
- Commercialise those that are successful in clinical testing via licensing/partnering
  - *Early stage partnering strategy for current lead compounds to fund pipeline development*



5

How antisense technology works...

DNA

mRNA

Proteins

Transcription

Translation

Antisense Drug (Oligonucleotide)

DISEASE

Traditional Drug

....Blocks disease-causing proteins from being produced

6

Second generation antisense chemistry: 2'MOE gapmer


X = S, O

- Enhanced affinity for target mRNA
  - more potent, potentially lower dose & more cost effective
- Increased stability
  - permits more convenient dosing regimes
- Decreased toxicities compared to oligodeoxy nucleotides
- Potential for oral bioavailability
- Broad disease application

Product Research & Development Pipeline

PROJECT	*STATUS*
ATL1102 multiple sclerosis s.c. injection	Clinical Phase IIa
ATL1101 psoriasis topical	Clinical "Proof of Concept"
ATL1103 vision,acromegaly s.c. injection	Preclinical Efficacy
ATL1102 asthma inhaled	Preclinical Efficacy
Research	Preclinical Efficacy

ATL1102 for Multiple Sclerosis

Disease & Market

- Life-long chronic disease of the central nervous system
- Global drug sales of > US$3bn in 2003
- Need for more effective drug with less side effects

Product

- Antisense inhibitor to VLA-4 protein
- Confirmed activity in pre-clinical mouse model of MS (also other inflammatory disorders asthma & arthritis)
- Successfully completed Phase I safety and tolerability trial



9

ATL1102 for Multiple Sclerosis


Lymphocyte migra-
tion through blood
vessel wall
Free
Lymphocyte
BRAIN
mRNA
Translation
block of
VLA-4
5' UTR
Blood
vessel
Lymphocyte VLA-4
binding to
Endothelium
RNase H
degradation
3' UTR

10


VLA-4 Antisense Drug Activity in MS Mouse Model: Prophylactic dosing
3 Times a Week Works as Well as or Better Than Daily Dosing
saline
antisense 1 mg/kg sc daily
antisense 1mg/kg sc M/W/F
control oligo 1mg/kg sc
Disease Severity
Days After Immunization
Isis data on file
11


VLA-4 Antisense Drug Activity in MS Mouse Model: Therapeutic dosing
saline
antisense 1 mg/kg prophylactic
antisense 1 mg/kg therapeutic
Disease Severity
Therapeutic dosing
Days After Immunization
Isis data on file
12

ATL1102 for Multiple Sclerosis

VLA-4 is a validated target

Biogen Idec's Tysabri® (formally known as Antegren™) also targets VLA-4

- Tysabri® US FDA approval granted (Nov '04) based on interim 1 year phase III data
- Provides greater confidence in likelihood of clinical success of ATL1102
- Anticipate potential efficacy, dosing and cost advantages with ATL1102



ATL1102 for Multiple Sclerosis

Progress

Phase IIa trial in MS patients initiated in Germany

- 80 patients with relapsing-remitting MS
- Multicentre, randomised, double-blinded, placebo-controlled clinical trial
- Dosing: subcutaneous injection, twice per week over 8 weeks
- MRI indices measured at monthly intervals for 16 weeks



ATL1102 for Multiple Sclerosis

Outlook

- Treatment phase and patient monitoring stages expected to be completed in early 2006
- Report results mid 2006
- Objective to license out/partner ongoing development



15

Inhaled ATL1102 for asthma

- Extension of ATL1102 research activities to asthma
- 20 December 2004 announced positive data with an inhaled VLA-4 ASO in mouse model of asthma
- Drug active at low inhaled doses
- Key asthma indicators suppressed:
  - airway hyperresponsiveness
  - lung eosinophilia
  - airway mucous accumulation
- Animal and human data generated to date provides potential to move quickly into the testing of ATL1102 in patients with asthma



16

Inhaled VLA-4 ASO reduces mucous-containing airways


Vehicle treated
PAS +ve goblet cells (= mucous) in mouse lung
ASO treated 1µg/kg

Company data on file



17

ATL1101 for Psoriasis

Disease & Market

- Chronic non-contagious skin disorder
- Affects 1-2% of population
- Global drug sales forecast to exceed US$2 billion by 2007 (Frost & Sullivan)
- Need for more effective therapies

18

ATL1101 for Psoriasis

Product

- Antisense inhibitor to IGF-IR (ATL1101); regulates cell growth
- Proof of Concept animal study undertaken by team at MCRI

  Mouse psoriasis xenograft model

  Intradermal delivery of IGF-Ir ASO normalises skin architecture
  (Wraight *et al.* 2000 Nature Biotechnology 18, 521-526)

- Developing topical formulation

  Demonstrated delivery of antisense drugs via topical route in psoriasis lesion (White *et al.* & Wraight 2002 *J Invest Dermatol* 118, 1003-7)

  ATL1101 topical cream suppresses epidermal IGF-Ir mRNA in psoriasis, not normal skin (company data on file, manuscript in preparation)



IGF-Ir: a multifunction therapeutic target for psoriasis


α chain
β chain
mitosis
anti-apoptosis

- psoriatic keratinocytes exhibit enhanced sensitivity to IGF-I
- IGF-I is an obligatory mitogen of psoriatic keratinocytes
- IGF-I is the most potent mitogen of psoriatic keratinocytes
- IGF-I receptors are up-regulated in psoriatic epidermis and activated CD3+ T-cells
- IGF-I receptor inhibition kills activated CD3+ T-cells
- IGF-I receptor recently identified as autoantigen in inflammatory diseases


ATL1101 Therapeutic Rationale
Target both aspects of psoriasis pathophysiology
Epidermal pathophysiology:
Autoimmune pathophysiology:
IGF-IR antisense
differentiation
EPIDERMIS
IGFBP-3
IGF-IR antisense
DERMIS
IGF-I
Adapted from Grabbe S, Schwarz T. Immunol Today 1998; 19: 37-44.
21


Potent suppression of IGF-Ir mRNA by ATL1101 in vitro
Epidermal keratinocytes
Dermal fibroblasts
hIGF-Ir mRNA (% cytofectin only)
mismatch controls
hIGF-Ir ASOs
ATL1101
Concentration ASO (nM)
mismatch controls
ATL1101
Concentration ASO (nM)
Company data on file
22


Intradermal IGF-Ir ASO normalises skin architecture in vivo
pregraft
AON #27
R451
controls
ASOs
Epidermal thickness (pixels)
Treatment
2.5µg in 50µl (10µM) ASO i.d. every 2 days for 20 days
Wraight et al. Nature Biotechnology 18, 521-526 (2000)
23


Topical delivery of ASOs is not efficient in normal skin
2'MOE gapmer FITC-ASO in 5% Methylcellulose
2'MOE gapmer FITC-ASO in cream
Controls
5% methylcellulose vehicle
Cream vehicle
ISIS 13920 (non-FITC) treated biopsy
Company data on file
24


Topical ASO delivery is achieved in psoriasis lesions
Direct fluorescence
Live confocal
200µm
A
200µm
C
Depth = 20µm
E
200µm
B
200µm
D
Depth = 45µm
F
5% 2'MOE 20mer gapmer + 0.1% FITC-ASO in oil-in-water cream after 24h
Company data on file
25


ATL1101 topical cream suppresses epidermal IGF-Ir mRNA
in psoriasis, not normal skin
ATL1101 10% (w/v) in cream:
- applied to biopsy
- layers separated
- epidermal RNA extracted
- IGF-Ir mRNA assayed by RT-PCR
-hIGF-Ir mRNA selectively targeted
Vehicle
ATL1101
Vehicle
ATL1101
Psoriatic epidermis
Normal epidermis
Open bars = Vehicle
Closed bars = ATL1101
IGF-IR
GAPDH
HPRT
Insulin Receptor
Casp. 3
Bax
Company data on file
26

ATL1101 for Psoriasis

Concluded that:

- IGF-I stimulation of keratinocyte cell division is a limiting factor in psoriatic epidermal hyperplasia
- hIGF-Ir a promising therapeutic target for topical antisense drug
- Antisense oligonucleotides can be delivered topically to psoriasis lesions



ATL1101 for Psoriasis

Progress

"Proof of Concept" study underway in psoriasis patients

- Microplaque (small plaque) assay
- Double-blinded, placebo controlled and randomised trial
- 14 psoriasis patients with mild to moderate disease severity
- Dosing regimen: 2 drug concentrations, applied once every 2 days, over a one month period



Human proof of concept strategy - Psoriasis microplaque assay


2
3
5
2a
2
3
5
b

*Rappersberger et al., Clearing of psoriasis by a novel immunosuppressive macrolide. J Invest Dermatol **106**, 701-10 (1996).*

29

ATL1101 for Psoriasis

Outlook

- Complete "Proof of Concept" study 2 Q '05
- Report results 3 Q'05
- Objective to license out/partner ongoing development

30

ATL1103 for growth & sight disorders

Growth - Acromegaly

The Disease

- A disorder of excess growth hormone in adults associated with excess serum IGF-I
- Affects 40,000* people

The Market

- High treatment costs (from A$14K-$33K/annum)
- Somatostatin analogue market leader: effective in ~ 60% of patients



** US, Europe and Japan*

ATL1103 for growth & sight disorders

Sight - Diabetic Retinopathy

The Disease

- Neovascularisation of the retina leading to blindness
- High prevalence: over 5 million Americans affected by diabetic retinopathy
- 12,000-24,000 new cases of blindness per year in US

The Market

- No approved drug treatments for diabetic retinopathy
- $Billion market potential



ATL1103 for growth & sight disorders

Product

- Antisense inhibitor to the GH receptor
- GH action is mediated through IGF-I hormone
- Acromegalics have elevated levels of both GH and IGF-I: current acromegaly treatment involves normalising IGF-I levels
- Reduction of IGF-I levels is associated with clinical improvement in retinopathy
- Confirmed activity in pre-clinical studies - IGF-I suppression comparable to Trovert™ (existing treatment for acromegaly) in an equivalent mouse model



33

ATL1103 for growth & sight disorders

Profile

- Significant market potential
- GHr target is clinically validated
- GHr is a liver target; ASOs are effectively delivered to the liver
- Ability to test for clinical endpoint (serum IGF-I) in early human studies
- Limited competition
- Potential dosing, administration and cost advantages



34

ATL1103 for growth & sight disorders

Results of Animal Studies

- IGF-I suppression by ATL1103 comparable to Trovert™ (existing treatment for acromegaly) in an equivalent mouse model
- Data presented at 2nd International Symposium on GH & IGF-I, Cairns, Australia, April 2004
- Patent applications filed



35

ATL1103 for growth & sight disorders



Pilot 1 week mouse study: sIGF-I
serum IGF-I at day 7 (ng/ml)
45% decrease; p<0.005
175
150
125
100
75
50
25
0
saline
ASO30
Treatment Group

Company data on file

36

ATL1103 for growth & sight disorders

Progress

- Finalising lead compound selection for clinical development

Outlook

- Place order for bulk drug product to commence preclinical safety studies



Outlook

Project	Value Driver / Milestone	Timing
ATL1102 MS	• *Start Phase IIa* • Complete Phase IIa trial and report results • Partnering objective	*2nd half '04* √ Mid '06 Concl Ph IIa
ATL1101 Psoriasis	• *Start "Proof of Concept" study* • Complete "Proof of Concept" study and report results • Partnering objective	*2nd half '04* √ 3Q'05 Concl "PoC"
ATL1103 Acromegaly & Diabetic Retinopathy	• Commence product manufacture for pre-clinical toxicology (lead selection)	1st half '05

ANP – Investment Fundamentals

Attractive product pipeline

- Validated targets (lower development risk)
- Products with platform based competitive advantages
- Significant market potential

Track record for hitting development milestones

- Mature, efficient, and predictable platform technology
- High quality and effective collaborations (Isis)
- Experienced management team

Early stage licensing potential

- ATL1101 post PoC study
- ATL1102 post Phase IIa trial

ASIC registered agent number

lodging party or agent name ANTISENSE THERAPEUTICS LTD
office, level, building name or PO Box no. LEVEL 1, 10 WALLACE AVENUE
street number & name
suburb/city TOORAK state/territory VIC postcode 3142
telephone (03) 9827 8999
facsimile (03) 9827 1166
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**
(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

Disclosing entity

Please complete A, B or C.

A a company
name ANTISENSE THERAPEUTICS LIMITED
A.C.N. 095 060 745

B a body (other than a company)
name
A.R.B.N. (*if applicable*)

C a registered scheme
name
A.R.S.N.

Financial period

from 1 / 7 / 2004 to 31 / 12 / 2004

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:
if a company or a body — a director or secretary or the equivalent
if a registered scheme — a director or secretary of the responsible entity acting in that capacity

name of responsible entity
A.C.N
name of person signing (print) NATALIE KORCHEV capacity COMPANY SECRETARY

sign here N. Korchev date 18 / 2 / 2005

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

HALF YEARLY REPORTS

Antisense Therapeutics Limited
ABN 41 095 060 745

Half-Year Financial Report for the half-year 31 December 2004

ANTISENSE THERAPEUTICS LIMITED

ABN 41 095 060 745

DIRECTORS' REPORT

The Board of Directors of Antisense Therapeutics Limited ("ATL" or "company") has pleasure in submitting its report in respect of the financial half-year ended 31 December 2004.

Directors

The names of the directors in office during or since the end of the half-year are:

Mr Robert W Moses (Chairman)
Mr Mark Diamond (Managing Director)
Dr Chris Belyea
Dr Stanley Crooke
Prof Graham Mitchell
Prof George Werther

Unless otherwise indicated, all directors held their position as a director throughout the entire half-year and up to the date of this report.

Principal Activities

The principal activity of the company is to apply the best in antisense technology (by utilising industry alliances and the company's growing expertise in the field) to develop therapeutics for commercially important human conditions.

Auditor's Independence Declaration

In accordance with section 307C of the Corporations Act 2001, the Directors have obtained a declaration of independence from Ernst & Young, the company's auditors.

Results and Review of Operations

During the period under review Antisense Therapeutics' major operational highlights were as follows:

- Initiation of Phase IIa clinical trial of ATL1102 in patients with multiple sclerosis;
- Approval for Proof of Concept clinical trial of ATL1101 in patients with psoriasis;
- ATL1011 and ATL1102 clinical trials initiated on schedule;
- Significant advances in the product development pipeline with animal studies pointing to a potential new application for ATL1102 as an inhaled asthma therapy; and
- Establishment of a Level 1 ADR program in the US to facilitate US capital market investment in ANP.

Results

The loss for the company for the half-year was $3,620,714 (2003: $1,626,940). The loss is after fully expensing all research and development costs.

The loss during the current reporting period reflects an increase in research and development expenditure compared to the half-year ended 31 December 2003. This increase in research and development activity is associated with the successful progress of the Company's lead compounds ATL1102 and ATL1101 into human clinical trials with the preparation for, and conduct of, the Phase IIa trial of ATL1102 and the Proof of Concept

clinical trial of ATL1101, as well as an increase in drug pipeline research activity. The prior half-year loss was also lower as it reflected the receipt of the majority of the grant money awarded to the psoriasis project pursuant to the Commonwealth Government's R&D Start Grant Scheme and the cash rebate in relation to the Research and Development Tax Concession.

Review of Operations

Detailed below is an update on the progress of the Company's projects and overall operations for the half-year ended 31 December 2004.

Antisense Therapeutics Limited's 30 June 2004 annual report contains detailed background information relating to its operations including its research and development projects and collaboration partners/agreements and should be read in conjunction with this report.

Multiple Sclerosis (ATL1102) Project

ATL1102 is a second generation antisense inhibitor of an immune system protein called VLA-4. ATL1102 is designed to block the synthesis of this protein which is known to play a key role in the onset and progression of Multiple Sclerosis (MS).

In December 2004 the company initiated a Phase IIa clinical trial of its lead drug candidate ATL1102 in patients with MS. This follows the successful Phase I human trial completed in June 2004.

This Phase IIa trial has been designed to obtain preliminary results of the drugs effectiveness using magnetic resonance imaging (MRI) indices. MRI is a non-invasive technique which allows doctors to monitor the effects of drug therapy on the brain lesions of MS patients.

Approximately 80 patients with relapsing remitting MS will be enrolled into the study. They will receive either ATL1102 or placebo over eight weeks. ATL1102 will be delivered by subcutaneous injection on a twice weekly dosing schedule at a dose of 400mg per week. MRIs will be conducted at monthly intervals over the 8 week dosing period and at monthly intervals during the 8 week period following completion of dosing.

Outlook

Recruitment of patients for the trial is underway and the company expects that the treatment and patient monitoring stages of the trial will be complete by early 2006, assuming patient recruitment proceeds at the anticipated rate, with results due to be reported mid 2006.

Psoriasis (ATL1101) Project

ATL1101 is being developed as a topical cream and is designed to block the synthesis of the IGF-1 receptor, a protein involved in the regulation of cell growth in psoriasis.

In November 2004, the Company announced that its application to conduct a "Proof of Concept" study of ATL1101 in patients suffering from psoriasis had been approved by the Institutional Review Board and the Ethics Committee of the Clinical Research Organisation contracted to conduct the study. Patient recruitment for the study is currently underway.

The Proof of Concept study will examine the effects of this topical cream applied once every two days over a one month period in 14 psoriasis patients with mild to moderate form of the disease.

The study is a double blinded, randomised, placebo controlled trial of two different drug concentrations or doses of ATL1101. The primary endpoint will be a clinical assessment of the treated psoriatic skin areas using a severity index score.

The Proof of Concept study will not replace the need for Phase 1, 2 and 3 clinical trials, but provides an early indication of a drug's effectiveness. If early indications of the drug's effectiveness are shown, the Company should have appropriate data to pursue potential early partnering opportunities.

The psoriasis study will be conducted in Adelaide and is supported by a Commonwealth Government R&D Start grant of $1.1 million.

Outlook
Results of the study are expected to be reported in the third quarter of 2005 assuming patient recruitment proceeds at the anticipated rate.

Product Development Pipeline
Antisense Therapeutics is focusing on projects that target growth and vision disorders and major inflammatory diseases.

The company has agreed a list of key research targets with its strategic partner, Isis Pharmaceuticals, and can during the research and development phase, select a certain number of those with the most potential to exclusively commercialise.

The company has reported important progress in the development of its R&D pipeline during the period under review.

ATL1102 for Asthma
In December 2004 the company reported that there have been encouraging results achieved in an animal model of asthma with the inhaled form of the ATL1102 compound targeting the VLA-4 molecule. The studies showed that delivery of the antisense drug against VLA-4 via inhalation to the lung significantly suppressed the key asthma indicators in the allergen sensitised mice, pointing to a potential new indication for ATL1102 as an inhaled treatment for asthma.

The data package that has been developed to date on ATL1102, including animal and human safety studies, together with these animal experiments would potentially provide the company, or a licensing partner, the opportunity to move quickly into testing ATL1102 as an inhaled drug in patients with asthma.

The company is actively following up these options including presenting the data to potential licensing partners.

ATL1103 for Acromegaly, Sight Disorders and Macular Degeneration
ATL1103, an antisense inhibitor of the growth hormone receptor, is being developed as a potential treatment for diseases associated with excessive growth hormone action. These diseases include acromegaly (abnormal growth disorder of the organs, face, hands, feet), and sight disorders such as diabetic retinopathy and wet age-related macular degeneration.

The company is in the process of selecting an optimized human antisense lead for the clinical development of this compound. After the lead is selected, the Company plans to place orders for bulk quantities of the active pharmaceutical ingredient, to be formulated into injectable product for use in pre-clinical safety studies with its collaboration partner Isis Pharmaceuticals Inc.

New Laboratory Established
The Antisense Therapeutics Laboratory was established in July 2004 to support the company's ongoing research on its pipeline of new second generation antisense lead inhibitors. It is located at the Murdoch Childrens Research Institute, a founding partner of the company.

American Depositary Receipt (ADR) Program
During the period under review, the company announced its intention to establish a Level 1 American Depository Receipt (ADR) program, which was declared effective by the US Securities and Exchange Commission on 10 January 2005. This program will enable the purchase of Antisense Therapeutics shares by US investors. Under the program one ADR is equivalent to 20 ordinary shares of Antisense Therapeutics. This

initiative is a logical extension of the company's focus on its international development, and an appropriate vehicle to leverage the high awareness of and regard for antisense technology generally.

Importantly, this provides the company with the potential to broaden its investor base, particularly by offering access for those investors currently prohibited or limited in owning non-US securities and potentially increase the liquidity in Antisense Therapeutics shares traded by US resident investors. The company also expects the ADR program will help increase the visibility and profile of Antisense Therapeutics in the world's largest capital market.

Biotechnology Companies – Inherent Risks

Some of the risks inherent in the development of a product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Antisense Therapeutics Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative taking into account these considerations.

This report may contain forward-looking statements regarding the potential of the company's projects and interests and the development and therapeutic potential of the company's research and development. Any statement describing a goal, expectation, intention or belief of the company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising drugs that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the company's research and development program referred to in this report for the period ended 31 December 2004.

For and on behalf of the Board:

Mark Diamond
Director

Robert Moses
Director

Melbourne
17 February 2005



■ 120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

■ Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Antisense Therapeutics Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for Antisense Therapeutics Limited (the company) during the period, and the directors' declaration for the company, for the period ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Antisense Therapeutics Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
17 February 2005

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Financial Position
Half-Year Ended 31 December 2004

	Note	December 2004 $	June 2004 $
Current Assets			
Cash assets		10,826,948	14,421,232
Receivables		67,680	222,129
Other		673,948	299,920
Total Current Assets		11,568,576	14,943,281
Non-Current Assets			
Plant and equipment		47,957	47,350
Intangible assets		2,521,750	3,160,500
Total Non-Current Assets		2,569,707	3,207,850
Total Assets		14,138,572	18,151,131
Current Liabilities			
Payables		579,092	879,636
Provisions		49,922	138,512
Total Current Liabilities		629,014	1,018,148
Total Liabilities		629,014	1,018,148
Net Assets		13,509,269	17,132,983
Equity			
Contributed equity	3	33,836,365	33,839,365
Reserves		725,885	725,885
Accumulated losses		(21,052,981)	(17,432,267)
Total Equity		13,509,269	17,132,983

The accompanying notes form an integral part of this statement of financial position.

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Financial Performance
Half-Year Ended 31 December 2004

	Note	31 December 2004 $	31 December 2003 $
Revenue from ordinary activities	2	489,126	941,987
Administrative expenses		(609,745)	(567,368)
Occupancy expenses		(51,752)	(25,615)
Patent expenses		(47,291)	(2,295)
Research and development expenses		(2,762,303)	(1,701,469)
Research and development expenses - amortisation of intellectual property		(638,750)	(644,000)
Loss from ordinary activities before income tax benefit		**(3,620,714)**	**(1,998,760)**
Income tax benefit relating to ordinary activities		-	371,820
Loss from ordinary activities after related income tax benefit		**(3,620,714)**	**(1,626,940)**
Net loss		**(3,620,714)**	**(1,626,940)**
Net loss attributable to members of Antisense Therapeutics Limited		**(3,620,714)**	**(1,626,940)**
Share issue costs		(3,969)	(271,899)
Total revenues, expenses and valuation adjustments attributable to members of Antisense Therapeutics Limited and recognised directly in equity		**(3,969)**	**(271,899)**
Total changes in equity other than those resulting from transactions with owners as owners		**(3,624,683)**	**(1,898,839)**
Basic earnings per share (cents per share)		(1.02)	(0.51)
Diluted earnings per share (cents per share)		(1.02)	(0.51)

The accompanying notes form an integral part of this statement of financial performance.

Antisense Therapeutics Limited
ABN 41 095 060 745

Condensed Statement of Cash Flows
Half-Year Ended 31 December 2004

	31 December 2004 $	31 December 2003 $
Cash Flows from Operating Activities		
Payments to suppliers, employees and for research and development	(3,929,036)	(2,155,718)
R&D Start Grant received	34,959	702,570
Interest received	314,788	262,259
Income tax benefits received	-	371,974
Net cash flows used in operating activities	(3,579,289)	(818,915)
Cash Flows from Investing Activities		
Purchase of plant and equipment	(11,995)	(7,888)
Net cash flows used in investing activities	(11,995)	(7,888)
Cash Flows from Financing Activities		
Proceeds from issue of shares and options	968	10,396,380
Payment of share and option issue cost	(3,969)	(293,786)
Net cash flows from financing activities	(3,001)	10,102,594
Net increase / (decrease) in cash held	(3,594,285)	9,275,791
Add opening cash brought forward	14,421,231	6,545,567
Closing cash carried forward	10,826,946	15,821,358

The accompanying notes form an integral part of this statement of cash flows.

Antisense Therapeutics Limited
ABN 41 095 060 745

Notes to the Half-Year Financial Statements
31 December 2004

Note 1. Basis of Preparation of the Half-Year Financial Report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the company as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Antisense Therapeutics Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by Antisense Therapeutics Limited during the half-year ended 31 December 2004 in accordance with its continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of Accounting

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and Urgent Issues Group Consensus Views.

The half-year financial report has been prepared in accordance with historical cost convention.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Going Concern Basis of Preparation

This financial report has been prepared on a going concern basis. In common with start-up biotechnology companies:

- the company's operations are subject to considerable risks due primarily to the nature of research, development and commercialisation to be undertaken; and
- the going concern basis assumes that the existing cash reserves and future capital raisings will be sufficient to enable the company to successfully execute its existing and future plans.

The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation nor of the inability of the company to obtain adequate funding. The ability of the company to realise the carrying value of the intangible asset is subject to successful operation of the company's existing and future plans.

	31 December 2004 $	31 December 2003 $
Note 2. Revenues and Expenses from Ordinary Activities		
Revenues from ordinary activities:		
Interest from external parties	325,161	291,301
Start grant income	86,127	638,700
Foreign exchange gains/(losses):		
Realised	46,523	12,386
Unrealised	31,315	(400)
Total revenues from ordinary activities	489,126	941,987

Note 2. Revenues and Expenses from Ordinary Activities (continued)

	31 December 2004 $	31 December 2003 $
Expenses and Losses:		
Depreciation of:		
- Equipment and furniture	11,448	10,533
Operating lease rentals:		
Minimum lease payments	41,673	20,079
Amortisation of intangibles	638,750	644,000

Note 3. Contributed Equity

	6 months to 31 December 2004 $	12 months to 30 June 2004 $
Contributed equity at beginning of the period	33,839,365	23,714,504
Shares issued during the period (i)		10,396,000
Transaction costs arising on share issue	(3,969)	(271,899)
Options exercised during the period	968	760
Contributed equity at end of period	33,836,365	33,839,365

(a) *Movement in Contributed Equity for the period:*	No.	No.
Balance of number of shares at beginning of period	355,255,250	275,281,608
Shares issued during the period		79,969,842
Options exercised during the period	4,840	3,800
Balance of number of issued shares at end of period	355,260,090	355,255,250

Note 4. Subsequent Events

Subsequent to 31 December 2004, there has been no event that has significantly or may significantly affect the operations of the company, the results of those operations or the state of affairs of the company in subsequent financial years.

Note 5. Segment Information

The consolidated entity operates predominantly in one industry and one geographical segment, those being the health care industry and Australia respectively.

	31 December 2004 $	30 June 2004 $

Note 6. Contingent Liabilities & Contingent Assets

There were no contingent liabilities or contingent assets at 31 December 2004.

Note 7. Impact of Adopting AASB Equivalents to IASB Standards

Antisense Therapeutics Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources to identify and assess the key areas that will be impacted by the transition to IFRS. These key areas have been prioritised based on likelihood of material impact. The Board of Directors is overseeing the progress of this transition to IFRS. Expert advice may be sought as required to assist the company in the interpretation of pending AASB's (Australian equivalents of IFRS).

As Antisense Therapeutics Limited has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Antisense Therapeutics Limited prepares its first fully IFRS compliant financial report for the year ended 30 June 2006.

Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Antisense Therapeutics Limited. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Share Based Payments

Under AASB 3 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity-based remuneration. It applies to all share-based payments issued after 7 November 2002, which have not vested as at 1 January 2005. Reliable estimation of the future financial effects of this change in accounting policy is impracticable as the details of future equity remuneration plans are unknown. Where future share based payments are issued however, it is likely that expenses will be recognised resulting in reduced profits in future periods.

Intangible Assets

Under AASB 138 Intangible Assets, intangible assets that do not meet the standard's recognition criteria are to be "derecognised" from the balance sheet. Once an intangible asset meets the standard's recognition criteria, it will only be subject to amortisation should it be determined to have a finite useful life.

Antisense Therapeutics Limited's intangible asset comprises intellectual property relating to certain rights granted to the company by Isis Pharmaceuticals Inc. and the Murdoch Childrens Research Institute upon listing of the company. Whilst this intangible asset meets the standard's recognition criteria and has been assessed has having a finite useful life, regular assessments of the asset's remaining useful life will need to be conducted to ensure its correct measurement.

Director's Declaration

In accordance with a resolution of the directors of Antisense Therapeutics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the company:

(i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date of the company; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Robert W Moses
Chairman

Mark Paul Diamond
Managing Director

Melbourne, 17 February 2005